Exhibit A Fund Administration Fund List

Name of Series	Date Added
Wireless Fund	March 5, 2010
Castle Focus Fund	June 28, 2010
Bretton Fund	September 21, 2010
Christopher Weil & Company Core Investment Fund	December 16, 2011
NWM Momentum Fund	March 5, 2014
Ensemble Fund	September 23, 2015
Taylor Frigon Core Growth Fund	December 7, 2016
The Momentum Bond Fund	June 20, 2017
Cargile Fund	June 21 2018

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